SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of January, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Disclosure Director's Details dated 18 January 2006



Date: 18 January 2006



Number of reports in announcement: 1

DISCLOSURE DIRECTOR'S DETAILS - Rob Rowley

Director's other publicly quoted directorships

As required by Listing Rule 9.6.14, we confirm the following change to the information disclosed on appointment of Mr Rowley as a director of Prudential plc:

Directorships held in publicly quoted companies pursuant to Listing Rule 9.6.13
(1)

Current Directorships

Mr Rowley resigned as a director of Taylor Nelson Sofres Plc with effect from 31 December 2005.



Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.



                              -ENDS-



Contact name for Enquiries

Sylvia Edwards

020 7548 3826

Company official responsible for making notification

Susan Henderson, Deputy Group Secretary

020 7548 3805







END

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 18 January, 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Susan Henderson,
                                              Deputy Group Secretary